Mail Stop 4561
								September 13, 2005

By U.S. Mail and Facsimile to (781) 994-4710

James R. Jackson, Jr.
Vice President and Chief Financial Officer
MicroFinancial Incorporated
10M Commerce Way
Woburn, MA  01801

Re:	MicroFinancial Incorporated
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
	File No. 001-14771

Dear Mr. Jackson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies - Revenue Recognition, page 15
1. Please explain to us your policy for measuring the residual value of the equipment that you lease under direct financing leases.

* Tell us how you determine the fair value of the leased equipment at the end of the lease term.

* Tell us if you consider the cash flows expected to be received after the lease term during which you continue to bill the lessee on a month-to-month basis in your determination of the residual value of the leased asset.

* Tell us how often you evaluate the residual value of leased assets for impairment.

2. We note your disclosure that if a lessee continues to rent equipment after the lease term expires, you record an investment in rental contracts at the estimated residual value. Please confirm to us that you record these new "month-to-month" leases as operating leases in accordance with SFAS 13. Furthermore, please provide us with sample journal entries to describe how you record the termination of the prior financing lease and the inception of the new operating lease.

Results of Operations
Depreciation and Amortization, page 18
3. Please tell us and revise future filings to more clearly explain your accounting policy for recording and depreciating rental equipment under operating leases. For example, explain why you record some equipment at estimated residual value and other equipment at acquisition cost. In addition, tell us how you determined depreciation periods of 12 months and 36 months.
4. Please tell us how you determined the estimated life of service contracts to be 84 months. Tell us whether this represents the contractual term of your monitoring agreements

Financial Statements

Note C - Net Investment in Leases, page F-14
5. Please tell us and in future filings revise to include a complete description of your accounting policy for the allowance for credit losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses. Specifically discuss the following:

* Explain how you determine each element of the allowance.

* Explain which loans, leases and contracts are evaluated individually and which are evaluated as a group.

* Explain how you determine both the allocated and unallocated portions of the allowance for credit losses.

* Explain how you determine the loss factors you apply to your graded loans to develop a general allowance.

* Explain how you consider any recourse provisions in determining each element of your allowance.

6. Specifically tell us how you determined your allowance for credit
losses as of December 31, 2004 of $15 million to be sufficient to cover losses inherent in your portfolio given the fact that your net charge-offs during each of the last three years were in excess of
$65
million.

Note E - Notes Payable and Subordinated Debt, page F-16
7. We note your disclosure in your Form 8-K filed on May 4, 2005 that portions of debt have been forgiven in exchange for the exercise of warrants. Please tell us and in future filings revise to explain the terms of the warrants and explain how you accounted for the related forgiveness of debt.

Note H - Income Taxes, page F-21
8. Please explain to us the reason for the $7.9 million reduction in your estimate of certain tax liabilities in the fourth quarter of 2004. In your response, please include the rationale for the timing of the reduction and the rationale for the dollar amount of such reduction.

Note I - Commitments and Contingencies
Legal Matters, page F-23
9. Please revise future filings to provide the disclosures required by SFAS 5 with respect to your loss contingencies. Specifically provide an estimate of the possible loss or range of loss when such estimate can be made. For example, we note that you have entered into settlement agreements with plaintiffs in several cases. Please disclose the settlement amounts and confirm that they have been recorded in your financial statements.


       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your intended revisions to expedite our review. Please furnish a cover letter with that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Jackson
      Senior Accountant


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James R. Jackson, Jr.
MicroFinancial Incorporated
September 13, 2005
Page 5